UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

American International Holdings Corp.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

02687R106
(CUSIP Number)

Jacob D. Cohen
7950 Legacy Drive, Suite 400 Plano, Texas 75024
(469) 963-2644
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02687R106	Schedule 13D	Page 2 of 8

1.	Name of Reporting Person Jacob D. Cohen
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC, PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares*
	8.	Shared Voting Power 27,500,000 shares*
	9.	Sole Dispositive Power -0- shares*
	10.	Shared Dispositive Power 27,500,000 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 28.7%*
14.	Type of Reporting Person IN

* Not including the voting rights of the Series A Preferred Stock share held by Mr. Cohen as discussed below.

CUSIP No. 02687R106	Schedule 13D	Page 3 of 8

1.	Name of Reporting Person Cohen Enterprises, Inc.
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 27,500,000 shares
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 27,500,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares.☐
13.	Percent of Class Represented by Amount in Row (11) 28.7%
14.	Type of Reporting Person CO

CUSIP No. 02687R106	Schedule 13D	Page 4 of 8

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2020 as amended by Amendment No. 1 thereto filed with the Commission on November 18, 2020, and amended by Amendment No. 2 thereto filed with the Commission on April 5, 2021, by Jacob D. Cohen and Cohen Enterprises, Inc. (“Cohen Enterprises”), each a “Reporting Person” and collectively the “Reporting Persons” (as amended to date, the “Schedule 13D”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

Item 1 is amended and restated as follows:

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of American International Holdings Corp., a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 7950 Legacy Drive, Suite 400, Plano, Texas 75024.

Item 2. Identity and Background

Item 2 is amended and restated as follows:

(a) This Statement is being filed by Jacob D. Cohen and Cohen Enterprises, Inc. (“Cohen Enterprises”), each a “Reporting Person” and collectively the “Reporting Persons”.

Jacob D. Cohen (“Mr. Cohen”) owns 100% of Cohen Enterprises and serves as the President of Cohen Enterprises and as such, Mr. Cohen is deemed to beneficially own the securities held by Cohen Enterprises.

(b) Mr. Cohen’s and Cohen Enterprises’ business address is 7950 Legacy Drive, Suite 400, Plano, Texas 75024.

(c) Jacob D. Cohen’s principal business occupation is the Chief Executive Officer of the Issuer.

Cohen Enterprises is a Texas corporation which offers general consulting services.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Cohen is a citizen of the United States. Cohen Enterprises is a Texas corporation.

CUSIP No. 02687R106	Schedule 13D	Page 5 of 8

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to add the additional disclosures below:

Effective on January 12, 2022, the Company entered into a new employment agreement with Mr. Jacob D. Cohen, its Chief Executive Officer, which replaced and superseded his prior employment agreement with the Company. As part of Mr. Cohen’s compensation under the employment agreement, Mr. Cohen received an award of 5,000,000 restricted shares of the Company’s common stock as a signing bonus in consideration of Mr. Cohen entering into the agreement.

* * * * * *

Mr. Cohen’s ownership of one (1) share of Series A Preferred Stock, and the rights which such Series A Preferred Stock share has to vote 60% of the total Company vote on all shareholder matters, have not been included in Mr. Cohen’s ownership in the tables above as such Series A Preferred Stock is not itself registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not convertible into the Company’s common stock, and as such, is not deemed an “equity security” as defined in Rule 13d-1 of the Exchange Act.

Item 4. Purpose of the Transaction

Item 2 is amended and restated as follows:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Company, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above (except as discussed below).

CUSIP No. 02687R106	Schedule 13D	Page 6 of 8

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. Cohen, in his capacity as Chief Executive Officer and director of the Issuer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

The information provided in Items 3 and 4 is incorporated by reference herein.

(a) As of the close of business on February 11, 2022, the Reporting Persons beneficially own in aggregate 27,500,000 shares of Common Stock representing 28.7% of the 95,797,773 shares of the Company’s issued and outstanding Common Stock on such date (as confirmed by the Issuer’s transfer agent), which shares are held in the name of, and owned by, Cohen Enterprises, and which shares Mr. Cohen is deemed to beneficially own due to his ownership of 100% of Cohen Enterprises and his position as President thereof. Additionally, Mr. Cohen holds one (1) share of Series A Preferred Stock which has the right to vote 60% of the total vote on all shareholder matters.

(b) Mr. Cohen and Cohen Enterprises share the power to vote or to direct the vote and to dispose or to direct the disposition of the 27,500,000 shares of Common Stock and Mr. Cohen has the sole power to vote and to dispose of the one share of Series A Preferred Stock which he holds.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and modified to add the additional disclosures below:

Exhibit No.	Description
B*	Joint Filing Agreement of the Reporting Persons dated February 11, 2022

* Filed herewith.

CUSIP No. 02687R106	Schedule 13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022

/s/ Jacob D. Cohen
Jacob D. Cohen

Cohen Enterprises, Inc.

/s/ Jacob D. Cohen
Jacob D. Cohen
President